SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of December, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CNPJ n.º 00.022.034/0001- 87

NIRE 35300140443

PUBLICLY HELD COMPANY

SUMMARY  MEETING  OF  THE  BOARD  OF  OFFICERS  OF  UNIBANCO  HOLDINGS S.A.,  HELD  ON DECEMBER 20th, 2007.

PLACE AND TIME: Avenida Eusébio Matoso, n.º 891, 22nd floor, São Paulo, State of São Paulo, 04h00 p.m.

CHAIRMAN: Pedro Moreira Salles

QUORUM: Half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

Approved, for further appreciation of the Board of Directors:

1. The proposal of payment of interest on capital stock relating to the forth quarter of 2007 to the shareholders of the Company, on the following amounts:

(i)	The gross amount of R$0.0337633 for each common share and of R$0.0337633 for each preferred share; and

(ii)	The net amount of R$0.0286988 for each common share and of R$0.0286988 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2. The proposal of payment to the shareholders of interest on capital stock complementary to the interest declared and paid according to the profit of the second semester of 2007, on the following amounts:

(i)	The gross amount of R$0.1711095 for each common share and of R$0.1711095 for each preferred share; and

(ii)	The net amount of R$0.1454431 for each common share and of R$0.1454431 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

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3.  Considering  the  proposals of  items 1  and 2  above,  the  total  amount  proposed  for  the payment of interest on the capital stock to the shareholders of the Company corresponds to:

(i)	The gross amount of R$0.2048728 for each common share and R$0.2048728 for each preferred share; and

(ii)	The net amount of R$0.1741419 for each common share and R$0.1741419 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

4.  In case of approval of the proposals mentioned on items 1 and 2 above, the payment of the  referred  interest  will  be  effected in  the  form of  the  item 6  below.  The  amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2007, in accordance with the provisions of paragraph 7th of the 9th article of the Federal Law nº 9,249/95 and of article 36 of the By - Laws of the Company.

5.  Consequently, if the present proposal is approved by the Board of Directors on December 28th, 2007, and if the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. approves a  similar  proposal to  the  one  described  on  the  items 1  and 2  above  on  the Meeting of  the  Board of  Directors to  be  held  on  that  same  day,  the  bearer of  Shares Deposit  Certificates  (“Units”)  will  be  entitled  to  receive  interest  on  the  capital  stock referred to total amount paid to the shares for it represented, in the form below:

(i)	The gross amount of R$0.4664643 for each Unit;

(ii)	The net amount of R$0.3964946 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%);

6. Finally, in the case of approval of the above proposals, the shares of the Company will betraded EX‐INTERESTS ON CAPITAL STOCK in the Brazilian and United States markets, from January 2nd, 2008 on, and the payment of the mentioned interest will occur on January 31st, 2008. The date of January 4th, 2008 will be considered as “Record Date” in order to comply with the Company’s obligations under the Global Depositary Shares (“GDS”) program maintained by the Company in the United States of America.

São Paulo, December 20th , 2007. (aa) Pedro Moreira Salles and José Lucas Ferreira de Melo.

The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, December 20th, 2007.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 20, 2007

UNIBANCO HOLDINGS S.A.

By:	/s/ José Lucas Ferreira de Melo
José Lucas Ferreira de Melo
Investor RelationsDeputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.